UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

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On July 1, 2020 (the “Closing Date”), Immatics N.V., a Netherlands public limited liability company (the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 17, 2020, as amended by Amendment No. 1, dated June 7, 2020 (as amended, the “Business Combination Agreement”), by and among the Company, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), Immatics Biotechnologies GmbH, a German limited liability company (“Immatics”), Immatics Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), and Immatics Merger Sub 2, a Cayman Islands exempted company (“IB Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

Shareholders of Immatics exchanged (the “Exchange”) their equity interests in Immatics for an aggregate number of ordinary shares, nominal value €0.01 per share, of the Company (the “Ordinary Shares”) equal to (i) $350,000,000, divided by (ii) $10.00.

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Immediately after the Exchange, the legal form of the Company was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap).

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ARYA Merger Sub merged with and into ARYA (the “First Merger”), with ARYA as the surviving company (the “First Surviving Company”) and, after giving effect to the First Merger, becoming a wholly-owned subsidiary of the Company.

•

In connection with the First Merger, each issued and outstanding ordinary share of ARYA was converted into one ordinary share of the First Surviving Company and, immediately thereafter, each of the resulting ordinary shares of the First Surviving Company was automatically exchanged for one Ordinary Share.

•

Each outstanding warrant to purchase a Class A ordinary share of ARYA was, by its terms, converted into a warrant to purchase one Ordinary Share (the “Public Warrants”), other than certain warrants held by an ARYA affiliate, which were forfeited. The Public Warrants entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share and will become exercisable 30 days after the Closing Date. The Public Warrants will expire five years after the Closing Date or earlier upon redemption or liquidation in accordance with their terms.

•

The First Surviving Company merged with and into IB Merger Sub, with IB Merger Sub as the surviving company in the merger, and each issued and outstanding First Surviving Company share was automatically converted into one ordinary share of IB Merger Sub.

Upon the closing of the Business Combination, the Company became the direct parent of Immatics, a biopharmaceutical company focused on the development of T cell receptor-based immunotherapies for the treatment of cancer.

On March 17, 2020, concurrently with the execution of the Business Combination Agreement, the Company and ARYA entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 10,415,000 Ordinary Shares at $10.00 per share for gross proceeds of approximately $104.2 million (the “PIPE Financing”) on the Closing Date, $25.0 million of which was funded by an ARYA affiliate. The PIPE Financing closed concurrently with the Business Combination.

The Ordinary Shares and the Public Warrants began trading on The Nasdaq Stock Market LLC on July 2, 2020 under the symbols “IMTX” and “IMTXW”, respectively.

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement and the Amendment No. 1 to the Business Combination Agreement, which are filed as Exhibits 2.1 and 2.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Business Combination Agreement, dated as of March 17, 2020, by and among ARYA Sciences Acquisition Corp., Immatics Biotechnologies GmbH, Immatics B.V., Immatics Merger Sub 1 and Immatics Merger Sub 2 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on April 16, 2020)

2.2	Amendment No. 1 to Business Combination Agreement, dated as of June 7, 2020, by and among ARYA Sciences Acquisition Corp., Immatics Biotechnologies GmbH, Immatics B.V., Immatics Merger Sub 1 and Immatics Merger Sub 2 (incorporated by reference to Exhibit 2.2 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-237702), filed with the SEC on June 8, 2020).

99.1	Press release dated July 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: July 2, 2020	By:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer